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Filed by Stonehaven Realty Trust pursuant to Rule 425
of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Stonehaven Realty Trust
Commission File No. 0-25074

On March 4, 2003, Stonehaven Realty Trust disseminated the following press release (the contents of any web site contained in the following press release are not incorporated by reference in this filing):

STONEHAVEN REALTY TRUST APPROVES
CORPORATE REPOSITIONING PLAN AND
EXPANDS ITS REAL ESTATE MANAGEMENT TEAM

Appoints four new trustees to its board and commences executive transition

        Minneapolis—March 4, 2003—Stonehaven Realty Trust (AMEX: RPP) announced today that the Board of Trustees unanimously approved and adopted a Corporate Repositioning Plan with Cleveland, Ohio based Paragon Real Estate Development, LLC, focused on implementing a national real estate acquisition, development, and re-development strategy. The new plan includes the contribution of real estate, and an improved capital stock structure, along with a new experienced management team and trustees, to execute the plan.

New members to the Board of Trustees

        The Company appointed the following individuals to its Board of Trustees, effective March 4, 2003:

  •
  Mr. James C. Mastandrea, former Chairman and CEO of First Union Real Estate Investments (NYSE: FUR), Cleveland, Ohio, appointed as Chairman of the Board.

  •
  Mr. John J. Dee, former Senior Vice President and Chief Accounting Officer of First Union Real Estate Investments, (NYSE: FUR), Cleveland, Ohio, appointed as Trustee.

  •
  Mr. Daniel G. DeVos, Chairman and CEO of DP Fox Enterprises; Director of Amway Corporation, Grand Rapids, Michigan; Director of Genmar Industries, Minneapolis, Minnesota; Director of Orlando Magic (NBA); and former Trustee of First Union Real Estate Investments (NYSE: FUR), appointed as Trustee.

  •
  Michael T. Oliver, Director of Investments, Alaska State Pension Fund, Juneau, Alaska; former Chairman of Heitman/PRA Securities Advisors, Inc. and President of Heitman/PRA Real Estate Fund, appointed as Trustee.

New members to the Executive Management Team

        The Company appointed the following individuals to its Executive Management Team, effective March 4, 2003 pursuant to two-year incentive based employment agreements with non-compete provisions:

  •
  Mr. James C. Mastandrea, appointed as President

  •
  Mr. John J. Dee, appointed as Senior Vice President

        Messrs. Mastandrea and Dee are also entitled to receive additional shares of the Company's capital stock pursuant to separate restricted share agreements and an additional contribution agreement. Company stock received under both of these agreements is restricted until the Company achieves growth in assets for the restricted share agreements, and increases in net operating income and funds from operations for the additional contribution agreement.

Background of Mr. James C. Mastandrea

        In 1994, following a successful career in banking and real estate investment and development which began in 1971, James C. Mastandrea was appointed Chairman of the Board of Trustees and Chief Executive Officer of First Union Real Estate Investments (NYSE: FUR), a real estate investment trust (REIT) headquartered in Cleveland, Ohio. By initiating a strategic plan and assembling a highly motivated management team, Mastandrea substantially grew the assets of First Union from $495 million at the beginning of 1994 to $934 million at the end of 1997, with commensurate growth in net operating income and funds from operations. During Mastandrea's tenure, First Union raised $175 million of capital from preferred and common share offerings, which was the first time in over 20 years that the REIT had offered new capital. The REIT also increased the size of its credit lines during this period and at the same time improved its credit ratings from both Moody's and Duff & Phelps. The market recognized the efforts of Mastandrea and his management team with an increase in share price from a low of $6 1/8 in 1994 to a high of $16 5/16 in 1997. Also during that time, outstanding common shares increased from 18 million to 28 million shares plus an additional 7.6 million equivalent common shares from the convertible preferred shares

Corporate Headquarters and Name Change

        Upon closing of the transactions contemplated by the Corporate Repositioning Plan, the Company intends to relocate its Corporate Headquarters to Cleveland, Ohio, and change its name to Paragon Real Estate Equity and Investment Trust.

Asset Contribution

        Further in connection with the Corporate Repositioning Plan, Paragon intends to arrange for an affiliated entity, Hampton Court Associates, LP, to contribute, via an UPREIT structure, apartments located in Chicago, Illinois, at a contribution price of $3.9 million, including the assumption of debt. This initial contribution will provide a basis for additional asset contributions, cash, and ultimately a capital restructuring of the Company. In exchange for the contribution, the Company will issue 813,938 restricted UPREIT units, which are convertible after four years into 22.881 shares of the Company's common stock for each unit.

Preferred Stock Incentive Conversion and Dividend Waiver

        As a means to simplify the Company's capital structure and increase the overall liquidity in its common stock, the Company intends to offer its Class A Preferred Shareholders a one-time incentive to convert each share of preferred stock into 22.881 shares of common stock. As part of the conversion, the preferred shareholders will also be asked to consent to the waiver of the dividend that is payable in April 2003 and to eliminate any future dividends that would have been payable on the preferred stock. The incentive offer will be made pursuant to a registered exchange offer, which the Company intends to initiate as soon as possible.

Shareholder Approval and Other Matters

        Various components of the Corporate Repositioning Plan are subject to shareholder approval. The Company intends to file a proxy statement related to the transaction as soon as possible. In addition, to accommodate the shareholder vote, the Company announced that its previously scheduled Annual Shareholder Meeting will be rescheduled to coincide with the meeting date set to vote on this Repositioning Plan. The Company intends to announce dates in the near future.

        As part of the Corporate Repositioning Plan, existing management has agreed to vote their shares of the Company's capital stock in favor of the transactions contemplated by the Plan and to convert their preferred stock in the exchange offer. In addition, the independent Trustees of the Board of

Trustees have unanimously approved and existing management has agreed to an option and put agreement to purchase the Minnesota properties currently held by the Company.

        The Corporate Repositioning Plan is also subject to other customary terms and conditions, including an absence of any material adverse changes prior to the closing of the transactions contemplated in the Plan. While changes to the Existing Management Team and Board of Trustees are effective immediately, Stonehaven anticipates that the remaining portions of the Corporate Repositioning Plan will be completed in the second quarter of 2003.

Management Discussion

        Upon closing of the transactions contemplated by the Corporate Repositioning Plan, it is anticipated Messrs. Culp, Hoyt, Lund and Padilla will step-down from the Board of Trustees of the Company.

        "As discussed in our recent filings, we have been exploring and evaluating all available growth alternatives since the sale of our RESoft assets. We are pleased to have the opportunity to add this nationally recognized and experienced real estate leadership team to the Company. We believe this repositioning is in the best interest of our shareholders and this new management team is positioned to capture and create opportunities to grow the Company," said Duane Lund, Chief Executive Officer of Stonehaven Realty Trust.

About Stonehaven Realty Trust

        Stonehaven Realty Trust is a specialty real estate investment company that acquires, owns and operates real estate equity investments. Stonehaven currently owns four commercial real estate properties in Minnesota, totaling 129,000 rentable square feet. Additional information can be found at www.stonehavenco.com.

Forward-Looking Statements

        Certain matters discussed within this press release may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Stonehaven Realty Trust believes the expectations reflected in such forward looking statements are based on reasonable assumptions, it can give no assurance that the Corporate Repositioning Plan will be completed in whole or in part or shareholder approval or necessary exchange of preferred stock into common stock will be attained. Factors that could cause actual results to differ materially from Stonehaven's expectations include the inability to obtain shareholder approval and a sufficient exchange of preferred stock, changes in local or national economic or real estate conditions, expanding a new line of business, ability to meet competition, loss of existing key personnel, ability to hire and retain future personnel and other risks detailed from time to time in the company's SEC reports and filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

        Stonehaven Realty Trust intends to file a registration statement on Form S-4, which will include a proxy statement/prospectus in connection with the transaction and the shareholder vote and exchange offer in connection therewith. Stonehaven intends to mail the proxy statement/prospectus to its shareholders prior to the shareholder meeting to be called to approve items that require shareholder approval in connection with the transactions contemplated hereby, and will request shareholder proxies at that time. Shareholders of Stonehaven and other investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Stonehaven, Paragon Real Estate Development, LLC and the transaction. Any offer of securities will only be made pursuant to the proxy statement/prospectus. Shareholders and other investors may obtain a free copy of the proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Stonehaven.

        Stonehaven and its executive officers and trustees may be deemed to be participants in the solicitation of proxies from the shareholders of Stonehaven in favor of the transaction. Information regarding the interests of Stonehaven's officers and trustees in the transaction will be included in the proxy statement/prospectus.

        In addition to the proposed registration statement and proxy statement/prospectus, Stonehaven files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Stonehaven with the SEC are also available for free at the SEC's web site at www.sec.gov. This press release does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's web site.

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STONEHAVEN REALTY TRUST APPROVES CORPORATE REPOSITIONING PLAN AND EXPANDS ITS REAL ESTATE MANAGEMENT TEAM